Exhibit 22

Marconi plc

Board Change

London, November 14 2002 — Marconi (MONI) has today reached agreement with Steve Hare, CFO, for him to leave the business on 31 January 2003, the anticipated date of the completion of the Company’s financial restructuring. Steve has stepped down from the Board with immediate effect. Chris Holden, currently Group Financial Controller within the business, will join the Board with immediate effect as acting CFO. A search, to include internal and external candidates, will be conducted to fill the role on a permanent basis.

Derek Bonham said: “I am disappointed that we have had to come to this conclusion regarding Steve but it is in everyone’s interest to clarify the position. The Board and I wish to express our gratitude to Steve for his considerable efforts during what has been a particularly difficult time for him.”

ENDS/...

Chris Holden, FCA, became a partner with Arthur Andersen’s auditing practice in 1983, having joined the firm in 1971. During his period with the firm, he held a number of senior international roles. He was appointed Marconi’s Group Financial Controller in the summer of 2002.

He holds a BSc in Metallurgical Engineering from Imperial College of Science and technology, University of London, and is a Fellow of the Institute of Chartered Accountants. Chris is 54 and is married with two children.

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products,

partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi plc
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+44 (0) 207 306 1735
heather.green@marconi.com